VIA FACSIMILE AND EDGAR

September 21, 2007

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

Division of Corporation Finance

U.S. Securities and Exchange Commission

Mail Stop 6010

100 First Street, N.E.

Washington, D.C. 20549

Re:	SciClone Pharmaceuticals, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2006

Filed March 16, 2007

Form 10-Q for the Fiscal Quarter Ended June 30, 2007

Filed August 8, 2007

File No. 000-19825

Dear Mr. Rosenberg:

We are submitting this second response to your letter dated August 10th, 2007 to SciClone Pharmaceuticals, Inc. (“SciClone” or the “Company”), regarding the Company’s annual report on Form 10-K for the fiscal year ended December 31, 2006 (the “Form 10-K”) and quarterly report on Form 10-Q for the quarter ended June 30, 2007 (the “Form 10-Q”). These additional responses reflect our telephonic discussion with the U.S. Securities and Exchange Commission’s Staff on September 13, 2007.

For your convenience, the numbered paragraphs below restate the numbered paragraphs in your letter, and the discussion set out below each such paragraph is our response to your comment.

Form 10-K for the Year Ended December 31, 2006

Comment 1.

Item 7. Management’s discussion and Analysis of Financial Condition and …page 37

Critical Accounting Policies, page 38

Revenue Recognition, page 38

In a disclosure-type format, please quantify the amounts accrued for damaged, defective or expired goods for which you are expected to replace. To the extent these amounts are material, provide the following disclosures:

a. The factors that you consider in estimating each accrual such as historical return of products, levels of inventory in the distribution channel, and/or estimated remaining shelf life. Quantify these assumptions whenever possible.

b. A roll forward of the liability for each period presented showing the following:

•	Beginning balance,

•	Current provision related to sales made in current period,

•	Current provision related to sales made in prior periods,

•	Actual returns or credits in current period related to sales made in current period,

•	Actual returns or credits in current period related to sales made in prior periods, and

•	Ending balance

To the extent the returns fluctuate significantly from period to period, explain the reason including the effect that changes in your estimates of these items had on your revenues and operations.

Response 1:

As noted in our response dated August 22, 2007, the Company estimates expected returns primarily on historical patterns. Historically, the Company has had no product returns of damaged, defective or expired product. As such, no amount was accrued for product returns as of June 30, 2007 or December 31, 2006 in the Condensed Consolidated Balance Sheets in the Form 10-Q and the Form 10-K, respectively.

During our telephonic discussion on September 13, 2007, we discussed the disclosure in future filings of the quantified amounts accrued for damaged, defective or expired goods for which we are expected to replace and the factors we consider when estimating product returns. The Company confirms to the Staff that we intend to disclose the factors we consider when estimating expected returns and the amount accrued for product returns, if any, in future filings, commencing with our Quarterly Report on Form 10-Q for the quarter ended September 30, 2007.

Comment 2.

Accounts Receivable, page 39

In a disclosure-type format, please explain how you determined that the revenues earned during the three years ended December 31, 2006 are 100% collectible as indicated on Schedule II provided on page 83 of your filing.

Response 2:

During our telephonic discussion on September 13, 2007, we discussed the information included on Schedule II – Valuation and Qualifying Accounts. Based on our telephonic discussion, we agreed to provide additional disclosure with respect to Schedule II as follows:

	Balance at Beginning of Period	Charged to Costs and Expenses	Deductions for Amounts Recovered	Deductions for Amounts Written Off	Balance at End of Period
Accounts Receivable Allowances for Uncollectible Accounts:
Year Ended December 31, 2006	$82,000	$6,000	$(38,000)	$—	$50,000
Year Ended December 31, 2005	$452,000	$70,000	$—	$(440,000)	$82,000
Year Ended December 31, 2004	$638,000	$73,000	$(259,000)	$—	$452,000

Certain prior year amounts have been reclassified to conform with the current year presentation.

The Company confirms to the Staff that we intend to revise the Schedule II consistent with the disclosures provided above in future filings, commencing with our Annual Report on Form 10-K for the year ended December 31, 2007.

Comment 3.

Liquidity and Capital Resources, page 43

In a disclosure type format, please provide an explanation for the significant increase in days’ sales outstanding in accounts receivable of 23 days from 125 days in 2005 to 148 days in 2006. Disclose your standard credit terms and reconcile those terms to days’ sales outstanding in accounts receivable if different.

Response 3:

During our telephonic discussion on September 13, 2007, we discussed the disclosure of our credit terms in future filings. As noted in our response dated August 22, 2007, the majority of the Company’s sales are to customers in the People’s Republic of China, where the Company’s accounts receivable collections have standard credit terms of 180 days. The Company confirms to the Staff that we intend to disclose our credit terms in future filings, commencing with our Annual Report on Form 10-K for the year ended December 31, 2007. The Company further confirms to the Staff that we intend to provide explanations for any unusual fluctuations in the days’ sales outstanding in accounts receivable in future filings, commencing with our Quarterly Report on Form 10-Q for the quarter ended September 30, 2007.

Comment 5.

Notes to Consolidated Financial statements, page 52

Note 2 – Marketable Securities, page 58

The amount you disclose under Gross Unrealized Gains appears to be net unrealized gains as of December 31, 2006 and 2005. Please clarify for us whether any securities you owned as of each period presented were in a net loss position. If so, please provide us a revised disclosure. Similarly, provide a revised disclosure of net unrealized gains (losses) on page 53, since the amounts disclosed here appears to be the net changes in other comprehensive income.

Response 5.

As noted in our response dated August 22, 2007, to further clarify our marketable securities disclosure, none of the securities we owned as of December 31, 2006 or 2005 were in a net loss position. The Company confirms to the Staff that we intend to disclose the amount of securities owned that were in a net loss position in future filings, commencing with our Annual Report on Form 10-K for the year ended December 31, 2007.

During our telephonic discussion on September 13, 2007, we discussed revising the disclosure of net unrealized gains (losses) on page 53 to clarify that this amount represents the net change in the unrealized gains (losses). The Company confirms to the Staff that we intend to include the revised disclosure in future filings, commencing with our Quarterly Report on Form 10-Q for the quarter ended September 30, 2007.

The Company acknowledges that the Company is responsible for the adequacy and accuracy of the disclosure in the Form 10-K and the Form 10-Q; that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Form 10-K and the Form 10-Q; and that the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any persons under the federal securities laws of the United States.

If after reviewing this letter you have any further questions regarding the Form 10-K or the Form 10-Q, please contact the undersigned at your earliest convenience.

Very truly yours,

/s/ Friedhelm Blobel
Friedhelm Blobel, Ph.D.
President and Chief Executive Officer

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